April 2, 2019

Brenda Dayton
Corporate Secretary
GOLDEN QUEEN MINING CO LTD
2300   1066 West Hastings Street
Vancouver, British Columbia V6E 3X2

       Re: GOLDEN QUEEN MINING CO LTD
           Preliminary Proxy Statement on Schedule 14A
           Filed March 22, 2019
           File No. 000-21777

Dear Ms. Dayton:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please provide your analysis as to why this transaction is not subject to Rule 13e-3. We note that Golden Queen is selling substantially all of its assets to a family group who own over 50% of its common shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brenda Dayton
GOLDEN QUEEN MINING CO LTD
April 2, 2019
Page 2

      You may contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel, at 202-551-3357 if you have any questions.



                                                       Sincerely,
FirstName LastNameBrenda Dayton
                                                       Division of Corporation
Finance
Comapany NameGOLDEN QUEEN MINING CO LTD
                                                       Office of Beverages,
Apparel and
April 2, 2019 Page 2                                   Mining
FirstName LastName